Confidential

Alcon

Presentation to Goldman Sachs

Preliminary Discussion Materials

March 24, 2010

Greenhill

Confidential

Alcon

Table of Contents

Confidential

Alcon

Novartis' Offer is Inadequate

Novartis Transaction Consists of Two Independent Steps

$181 Represents Price Paid for Control

In any transaction, control only changes hands once

Novartis will pay ~$181[(1)] to attain 51% of the shares of Alcon, giving it control

In an attempt to justify its inadequate offer, Novartis asserts that it paid Nestle a 17% control premium, comparing the $168 average price of the first two steps to Alcon's 3-month VWAP of $143 at the time of announcement in April 2008

- The Novartis / Nestle transaction involved two distinct, independent steps
  - Step 2 was an option, not an obligation
  - Step 2 may not have happened, or may have happened at a different value
  - Step 1 was structured to be an independent transaction, irrespective of how Novartis viewed it
- $181[(1)] is the price that will be paid for control, and is independent from Step 1
  - Control only changes hands once
- Therefore, the $168 blended cost basis for Novartis is an irrelevant number to the minority shareholders
  - It averages the $181 control price with the $143 market price it paid ***2 years ago***
    - Ignores time value of money
  - Minority shareholders were not a party to the initial deal, making the rationale for why the deal was structured the way it was irrelevant to them
  - $143.18 was unequivocally a market price for a minority stake
    - The price paid for Step 1 was equal to the 3-month VWAP of Alcon's shares[(2)] and actually represented a discount to the prior day's closing price
- Numerous shareholders have proactively offered their views regarding the irrelevance of $168 to them
  - They did not receive a 2-year put option on their shares
  - They did not receive cash in early 2008 for a portion of their holdings
  - They view $181 as the price paid for control
  - $168 ignores the time value of money

Source: FactSet
(1) Assumes six months of interest at 1.45% per the Nestle / Novartis purchase agreement; excludes dividend adjustment
(2) Per Novartis' "Summary Assessment of Alcon's Unaffected Share Price" released on January 4, 2010

Confidential

Alcon

Novartis' Offer is Inadequate

$181 Understates a Full Change of Control Premium

Novartis did not pay Nestle a full control premium

- Even though $181[1] is the price Novartis is paying Nestle for control, this price understates Alcon's value as it does not fully reflect a typical change of control premium
  - Control premium for healthcare deals average ~41%[2]
    - $181[1] reflects a 10.3% premium to Alcon's 1-day prior closing price of $164.35
  - The P/E multiple paid for Step 2 was comparable to the multiple paid for Step 1, reflecting growth in earnings and time value of money, rather than a control premium (i.e. $181 is a proxy for today's market price)

($ in millions, except per share data)	Step 1	Step 2
Details		
Date	4/7/2008	4/7/2008
% Acquired [3]	24.3%	51.2%
Aggregate Purchase Price [3][4]	$10,604	$28,095
Purchase Price per Share [4]	$143.18	$180.01
Applicable Profitability [5]	**NTM**	**2010E**
EBITDA	$2,422	$2,992
Net Income	1,880	2,354
Implied Multiples at 4/7/08	**NTM**	**2010E**
Purchase Price / NTM EBITDA	18.0x	18.3x
Purchase Price / NTM Net Income	23.2x	23.3x

- From the IPO until 4/4/08, Alcon's share price realized a CAGR of 27.6%, excluding dividends
  - $181[1] on 1/4/10 versus $143.18 on 4/7/08 represents a CAGR of 14.5%, excluding dividends
  - Therefore, one could argue $181[1] is a discount to market

Source: IBES, FactSet, Thomson
(1) Assumes six months of interest at 1.45% per the Nestle / Novartis purchase agreement
(2) Mean of completed healthcare deals greater than $1 billion since 2000
(3) Assumes fully diluted share count as of announcement
(4) Does not include interest or dividend adjustment
(5) According to IBES estimates. Step 2 estimates and multiples are for 2010E as of 4/7/08

Confidential

Novartis' Offer is Inadequate

Alcon Minority Shareholders Deserve a Premium to $181

Alcon's minority shareholders deserve a premium valuation in exchange for unlocking significant synergy value, and in recognition of the uniqueness of the business

- Needs to be a "fair" price in light of DCF
- Needs to reflect synergy value in addition to standalone DCF value
  - Novartis did not acquire full access to synergies when it acquired Nestle's position
  - Lack of synergy value is reflected in the below-market (or zero) premium Nestle received in both steps
  - Synergies are very significant and not attainable without the minority stake
- Value is supported by other metrics
  - Appropriate squeeze-out premium applied to appropriate pre-announcement price
  - Novartis' own precedent squeeze-out of Eon Labs (which occurred at a premium of 25% to the unaffected price)
- Alcon is a superior, strategic asset
  - Should be awarded premium valuation, consistent with their historic market premium
  - Deserves above-average squeeze-out premium, rather than setting a new low
- Novartis' attempt to justify its offer by benchmarking future performance and valuation to past projections and valuation is a flawed methodology
  - Assumes company values stagnant and do not increase with time
  - Locking value to 4/7/08 (Step 1) and tying all future values to one set of estimates is erroneous

Confidential

Alcon

Novartis' Offer is Inadequate

DCF Supports Significantly Higher Value than Novartis Offer

A discounted cash flow analysis of management's plan supports a meaningfully higher per share valuation than the implied value of the Novartis merger proposal

- DCF valuation supports a significantly higher value than Novartis has offered
  - Based on management's 2010 Operating plan, which has been provided to Novartis
  - Ignores synergy value or associated squeeze-out premium

Value Per Share Sensitivity

($ per share)

WACC	Terminal Growth Rate 1.50%	2.00%	2.50%	3.00%	3.50%
8.00%	$187.29	$195.28	$204.73	$216.07	$229.93
8.25%	$180.15	$187.33	$195.77	$205.82	$217.98
8.50%	$173.53	$180.01	$187.58	$196.52	$207.24
8.75%	$167.39	$173.25	$180.05	$188.04	$197.54
9.00%	$161.67	$166.99	$173.12	$180.28	$188.74

Note: Used management projections for 2010E-2012E, which assumes cash flow growth of 13.9%, 10.4% and 11.6% in 2010E, 2011E and 2012E, respectively. Assumes 7% profitability growth for 2013 – 2022 and then terminal growth rates per table thereafter. Assumes mid-year discounting; tax rate assumed to be 12% through 2012, 13% in 2013, 14% in 2014, 15% in 2015, 16% in 2016, 17% in 2017 and then assumed to increase to 20% into perpetuity per management guidance
Source: Management 2010 Operating Plan and 2009 Strategic Plan

Confidential

Novartis' Offer is Inadequate

Alcon

IDC Focused on DCF Value as Most Relevant

- Comparable company analysis less relevant in this situation
  - No true comparable to Alcon, either among medical device or pharmaceutical companies
    - Alcon has outperformed the healthcare indices noted in the Novartis analysis by 20% annually since Alcon's IPO[1]
    - Alcon traded at a 46% premium P/E multiple compared to an index of medical companies for the 3 years prior to the Step 1 transaction
  - Cardiology and orthopedic companies hampered by low secular growth rates
  - Unlike many large pharmaceutical companies, Alcon does not face a near-term patent cliff
- Alcon is viewed as a unique investment opportunity by the market and has consistently been rewarded with a premium valuation to its peers since its 2002 IPO
  - Alcon has exceeded analyst estimates 27 of 30 quarters since its IPO
  - Clear market leader in nearly all of its businesses (surgical, pharmaceutical, and consumer)
  - The largest global sales and marketing infrastructure in ophthalmology
  - Only public company of scale that focuses almost exclusively on ophthalmology
  - Strong growth in emerging markets due to rising incomes and attractive cost/benefit proposition of eye care sector
  - Less susceptible to reimbursement pressure in the US due to geographic and channel diversity, and cost per procedure

Notes:
(1) Includes indices used in Novartis' Unaffected Share Price Analysis. For indices created after IPO date, index CAGR calculated from start of trading

Confidential

Alcon

Novartis' Offer is Inadequate

Relative Valuation Metrics Over Time

Through 12/31/2009 (Pre-offer)

As a result of its unique characteristics, Alcon has historically traded at a large premium to other drug and medical device companies

Average FY1 EV / EBITDA Multiple by Period

Period	Alcon	Medical Index	Premium[1]
4/4/05 to 4/4/08	19.5x	12.2x	59.9%
3-Month	18.2x	9.0x	101.0%
2009	14.1x	8.5x	66.0%
2008	16.8x	10.5x	58.0%
2007	19.1x	12.3x	54.6%
Since 2003	17.5x	11.9x	48.7%

Alcon FY1 EV/EBITDA Valuation vs. Medical Index



30x
25x
20x
15x
10x
5x
Dec-02
Feb-04
Apr-05
Jun-06
Aug-07
Oct-08
Dec-09
ACL
19.7x
Medical
Index
9.4x
Alcon
Medical Index

Average FY1 P/E Multiple by Period

Period	Alcon	Medical Index	Premium[1]
4/4/05 to 4/4/08	28.6x	19.6x	45.6%
3-Month	22.8x	14.2x	60.7%
2009	18.5x	13.2x	39.1%
2008	22.7x	16.6x	35.0%
2007	26.6x	19.4x	37.6%
Since 2003	26.6x	19.2x	38.1%

Alcon FY1 P/E Valuation vs. Medical Index



45x
40x
35x
30x
25x
20x
15x
10x
Dec-02
Mar-04
Apr-05
Jun-06
Aug-07
Oct-08
Dec-09
ACL
23.9x
Medical
Index
14.9x
Alcon
Medical Index

Source: FactSet

Note: Alcon went public in March of 2002 but sufficient analyst data is not available until the beginning of 2003; Medical Index includes Abbott Laboratories, Allergan Inc., Baxter International, Johnson & Johnson, Medtronic Inc., St. Jude Medical, Stryker Corporation and Zimmer Holdings

(1) Multiple premium to medical index calculated as daily average premium for selected time period rather than premia of average multiples for specified period

Greenhill

Alcon

Table of Contents

Confidential

Precedent Squeeze-Outs Suggest a Greater Premium is Warranted

Alcon®

Squeeze-Out Transactions

Implications of Precedent Data

In addition to understating Alcon's unaffected share price, Novartis understated the appropriate squeeze-out premium

The data suggests that a squeeze-out premium of 20% – 30% (1 month median – mean) better reflects the precedents than the 12% premium Novartis claims to have offered

Indeed, Novartis itself set a precedent in 2005 when it paid a premium of approximately 25% to the unaffected price to squeeze-out the minority shareholders of Eon Labs, which also represented a premium of 9% to the price it paid for a majority stake

- Novartis asserts that its purported 12% premium to Alcon's "unaffected share price" is "very much in line with what minority shareholders in similar transactions have received"
- An exhaustive review of nearly 250 precedent squeeze-outs was conducted to develop a view on an appropriate squeeze-out premium
  - Reviewed all squeeze-outs greater than $100 million since 2000
  - Median and mean one-month premium are 20.6% and 30.0%, respectively
- Final premia tend to exceed initial premia, reflecting the fact that most squeeze-outs see one or more increases in the offer price prior to consummation
- Alcon is a superior asset and deserves an above-average premium

Squeeze-Outs Greater than $100m since 2000[1]

Number of Deals = 248

	Initial Premium			Final Premium		
	1 Day	1 Week	1 Month	1 Day	1 Week	1 Month
Mean	21.2%	23.6%	26.6%	24.5%	27.0%	**30.0%**
Median	15.0%	16.7%	19.2%	16.3%	17.9%	**20.6%**

(1) Data from public filings, Bloomberg, FactSet, ThomsonOne and Capital IQ

Confidential

Precedent Squeeze-Outs Suggest a Greater Premium is Warranted

Alcon

Novartis Failed to Quantify Substantial Revenue Synergy Opportunities

Novartis announced that a full merger with Alcon could generate $300mm of cost synergies, of which two-thirds could be realized prior to acquiring the minority shares

Novartis acknowledged revenue synergies, but did not quantify them

Alcon's minority shareholders deserve an appropriate premium for the synergy value imbedded in their stake in the Company

- The Alcon Independent Director Committee (the "IDC") sought input from Alcon management with respect to synergies
  - On January 6-8, Alcon management performed a back of the envelope exercise to estimate potential synergies from putting together the Alcon and Novartis ophthalmic businesses
  - This exercise attempted to estimate revenue and cost synergies encompassing both the Alcon and Novartis businesses including CibaVision
  - Alcon management did not have access to Novartis business information and as a result, the exercise relied on gross assumptions about Novartis's infrastructure and capacities
- Novartis acknowledged the potential for revenue synergies but failed to quantify them
- Novartis will not be able to achieve 2/3 of the synergies with 76% of the shares, as Novartis claims
  - Co-promotion or other agreements would require arms-length negotiations and approval of the IDC
  - Novartis could not fully rationalize sales forces or back office functions
  - In addition, it will take Novartis longer to realize any portion of the synergies absent total control
- Alcon's minority shareholders should be compensated for synergy value since Novartis did not acquire access to the synergies when they purchased Nestle's stake

Confidential

Alcon

Sources of Cost Synergies

In the exercise described on the previous page, management identified numerous cost synergies

- Major sources of cost synergies include:
  - Cost efficiency from combined commercial operations primarily from operations on:
    - Contact lenses and contact lens solutions
    - Generic products
    - Primary care coverage in the U.S. assuming available promotional capacity outside of Alcon
  - Cost efficiency from combined back office operations between Alcon and CibaVision including consolidation of contact lens solution manufacturing
  - Cost efficiency from elimination of expenses related to Alcon's status as a public company

Alcon

Sources of Revenue Synergies

In the exercise described previously, management identified numerous revenue synergies

- Major sources of revenue synergies include:
  - Incremental revenue benefit on Lucentis/Visudyne sales outside of the US with coordinated promotional efforts to general Ophthalmologists, retinal surgeons, and retinal specialists
  - Incremental revenue benefit on both contact lenses and contact lens solutions with increased promotional activity and "system" promotion on a global basis
    - Assumptions include product introductions based on multi-focal and toric technology and increased share shift in premium contact lens products
  - Incremental revenue on the OTC Consumer brands with new line extension products and increased promotional activity
  - Incremental revenue from increased market reach in the Emerging markets and selected product segments (primary care products and generic products) with access to Novartis commercial capability
  - Incremental revenue benefit on surgical IOL products from increased promotional levels and relationship in the 1st line eye care channel – i.e. Optometry

Confidential

Precedent Squeeze-Outs Suggest a Greater Premium is Warranted

Alcon

Synergies Analysis

Cost synergies, developed in coordination with management, exceed $300 million in year 4

Cost Synergies

($ in millions)	Year 1	Year 2	Year 3	Year 4	Year 5
Pharma					
US Primary Care	$25	$25	$25	$25	$25
Generic/Managed Care Synergy	10	10	10	10	10
Meetings	5	5	5	5	5
Ophthalmic Sales/Marketing Rationalizaton	25	25	25	25	25
Promotional Spend Synergy	13	13	13	13	13
Total US Pharma	**$78**	**$78**	**$78**	**$78**	**$78**
Consumer					
Sales Force Rationalization US	$18	$18	$18	$18	$18
Sales Force Rationalization EU	13	13	13	13	13
Marketing, Trade and Training Synergy	5	5	5	5	5
Promotional Spend Synergy	10	10	10	10	10
Total Consumer	**$46**	**$46**	**$46**	**$46**	**$46**
Commercial G&A	**$25**	**$40**	**$55**	**$55**	**$55**
Total	**$149**	**$164**	**$179**	**$179**	**$179**
I.T.	(1)	(1)	2	18	18
Tax	2	2	2	2	2
Corp. Comm. & Prof. Svs.	2	3	4	4	4
Legal	3	8	10	10	10
Global Rep, U.S. Acct. & HR Finance	6	7	7	7	7
Human Resources	-	3	8	8	8
Investor Relations & Treasury	3	10	11	11	11
MTO G&A	-	1	6	8	10
Total G&A	**$16**	**$34**	**$50**	**$68**	**$70**
MTO COGS	($19)	($4)	$25	$34	$43
R&D	4	20	20	20	20
Less: Severance	(75)	-	-	-	-
Total Cost Synergies	**$74**	**$214**	**$274**	**$301**	**$312**

Source: Alcon Synergies Analysis

Greenhill

Confidential

Precedent Squeeze-Outs Suggest a Greater Premium is Warranted

Alcon

Synergies Analysis

Revenue synergies, developed in coordination with management, reach nearly $1.3 billion in year 5

Revenue Synergies

($ in millions)	Year 1	Year 2	Year 3	Year 4	Year 5
Pharma					
Primary Care Promotion (US only)	$6	$36	$65	$93	$114
Primary Care Promotion (OUS)	12	28	49	69	88
Increase OD Reach	1	3	6	7	9
Incremental Lucentis/Visudyne OUS	81	120	163	203	396
OUS Generic Sales	9	28	47	57	57
Pataday JP Copromotion	0	0	0	3	9
Emerging Mkt Reach	8	24	47	77	116
Total Pharma	**$118**	**$239**	**$377**	**$508**	**$788**
Consumer					
Addt'l SOV/Geographic Coverage					
CLC	$15	$30	$45	$53	$61
Contact Lenses	58	120	186	223	263
Dry Eye	9	19	25	31	37
Vitamins	12	19	32	39	47
Total Consumer	**$95**	**$188**	**$288**	**$347**	**$408**
Surgical					
Increased Premium IOL					
US ReSTOR from OD coverage	$15	$23	$31	$40	$50
US Toric from OD coverage	8	12	17	22	27
EU from reimbursement	2	4	8	13	18
Total Surgical	**$24**	**$39**	**$57**	**$75**	**$95**
Total Revenue	**$237**	**$466**	**$722**	**$930**	**$1,291**
COGS IMPACT Pharma	($31)	($57)	($86)	($114)	($186)
COGS IMPACT Cons/Surg	(32)	(63)	(97)	(118)	(139)
EBIT Synergy	**$174**	**$346**	**$538**	**$698**	**$967**

Source: Alcon Synergies Analysis

Greenhill

Confidential

Precedent Squeeze-Outs Suggest a Greater Premium is Warranted

Alcon

Synergies Valuation

Sensitivities

Assuming 60.0% - 80.0% achievement of revenue synergies and a cost inflation rate of 2.0% - 3.0%, total synergy value per share will be approximately $29 - $47

Revenue Synergies(1)

Discount Rate	Revenue Synergies Probability to Achieve				
	50.0%	60.0%	70.0%	80.0%	100.0%
8.00%	$25.02	$30.02	$35.02	$40.03	$50.03
9.00%	$20.65	$24.78	$28.92	$33.05	$41.31
10.00%	$17.49	$20.98	$24.48	$27.98	$34.97
11.00%	$15.09	$18.11	$21.13	$24.15	$30.18
12.00%	$13.22	$15.87	$18.51	$21.16	$26.44

Cost Synergies(2)

Discount Rate	Inflation Rate				
	1.50%	2.00%	2.50%	3.00%	3.50%
8.00%	$11.64	$12.41	$13.33	$14.43	$15.77
8.25%	$11.20	$11.91	$12.75	$13.74	$14.94
8.50%	$10.80	$11.45	$12.21	$13.11	$14.19
8.75%	$10.42	$11.02	$11.72	$12.54	$13.51
9.00%	$10.07	$10.62	$11.26	$12.01	$12.89

Combined Synergies

Discount Rate		Revenue Synergies Probability to Achieve & Inflation Rate on Cost Synergies				
Revenue		50.0%	60.0%	70.0%	80.0%	100.0%
	Cost	1.50%	2.00%	2.50%	3.00%	3.50%
8.00%	8.00%	$36.66	$42.43	$48.35	$54.45	$65.80
9.00%	8.25%	$31.86	$36.70	$41.66	$46.78	$56.24
10.00%	8.50%	$28.28	$32.43	$36.69	$41.09	$49.16
11.00%	8.75%	$25.51	$29.13	$32.85	$36.68	$43.69
12.00%	9.00%	$23.29	$26.49	$29.78	$33.17	$39.34

Note: Tax rate assumed to be 12% through 2012, 13% in 2013, 14% in 2014, 15% in 2015, 16% in 2016, 17% in 2017 and then assumed to increase to 20% into perpetuity per management guidance
(1) Revenue synergies grown in 2015-2022 at 7.0% interim growth rate and into perpetuity at 2.5%
(2) Cost synergies grown in 2015 and into perpetuity at rate of inflation; Commercial COGS maintained at constant margin
Source: Synergies analysis

Confidential

Alcon

Table of Contents

Alcon

Alcon's Unaffected Price Exceeds $137

Fundamental Drivers of Alcon's Share Price Performance

A high correlation between Alcon's share price change and changes in street earnings would imply that research analyst earnings revisions (along with Alcon's results) appear to have driven the share price performance, in both directions

There is no evidence to support Novartis' contention that Alcon's price contained a material speculative premium

During the timeframe when Alcon was being affected by the global economic recession, in late 2008 and early 2009, it doesn't appear as though takeover speculation provided any share price support other than on a single date in December when an equity analyst wrote a report about a potential squeeze-out

Alcon Share Performance vs. Consensus Earnings Estimates


Global Economic Recession
10/22/09: Raymund Breu (NVS CFO) on Q309 Earnings Call – "…we currently have no intention of purchasing or buying out the third-party minority."
4/7/08: Novartis / Nestle agreement announcement
12/2/09: Release of UBS report
$164.35
Indexed Share Price
Indexed IBES 2010E EPS
150
140
130
120
110
100
90
80
70
60
50
40
110
105
100
95
90
85
80
Jan-08
Mar-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
ACL Indexed Share Price
ACL Indexed IBES 2010E EPS(1)
EPS exceeded IBES consensus
EPS met IBES consensus
EPS below IBES consensus


Volume (mm)
5
4
3
2
1
0
Jan-08
May-08
Aug-08
Dec-08
May-09
Aug-09
Dec-09
Earnings Announcement

Note: Last day of data as of 12/31/2009. Uses IBES mean estimates
(1) 2010E EPS estimates are per FactSet and indexed as of 1/1/08
Source: FactSet

Confidential

Appendix

Historical and Projected Operating Results

Alcon

Analysis based on 2010 Operating Plan

- **Excludes Healthcare Reform**

2011E and 2012E utilize same growth rates and margin assumptions from 2009 Strategic Plan, applied to 2010 Operating Plan

($ in millions, except per share data)	Historical		Projections			CAGR
	2008A	2009A	2010E	2011E	2012E	09 - 12
Pharmaceutical	$2,561	$2,677	$2,959	$3,225	$3,360	7.9%
Surgical	2,881	2,997	3,266	3,548	3,894	9.1%
Consumer	852	825	893	958	1,051	8.4%
Total Revenues	**$6,294**	**$6,499**	**$7,118**	**$7,731**	**$8,306**	**8.5%**
Growth	*12.4%*	*3.3%*	*9.5%*	*8.6%*	*7.4%*	
COGS	$1,472	$1,614	$1,713	$1,853	$1,949	6.5%
Gross Profit	**$4,822**	**$4,885**	**$5,405**	**$5,878**	**$6,357**	**9.2%**
Margin	*76.6%*	*75.2%*	*75.9%*	*76.0%*	*76.5%*	
SG&A	$1,961	$1,935	$2,032	$2,209	$2,330	6.4%
R&D	619	665	728	818	903	10.7%
Amortization	29	24	51	47	45	23.6%
Total Operating Expenses	$2,608	$2,624	$2,811	$3,074	$3,278	7.7%
EBIT	**$2,213**	**$2,261**	**$2,594**	**$2,805**	**$3,079**	**10.8%**
Margin	*35.2%*	*34.8%*	*36.4%*	*36.3%*	*37.1%*	
Net Interest Expense	($25)	($31)	($27)	($64)	($108)	n.a.
Other Non-Operating Expenses	156	(22)	0	0	0	n.a.
Pre-Tax Income	$2,083	$2,313	$2,621	$2,868	$3,187	11.3%
Taxes	36	306	315	358	401	9.4%
Net Income	**$2,047**	**$2,007**	**$2,307**	**$2,510**	**$2,786**	**11.6%**
Margin	*32.5%*	*30.9%*	*32.4%*	*32.5%*	*33.5%*	
EPS	**$6.79**	**$6.66**	**$7.63**	**$8.26**	**$9.13**	**11.1%**
Shares	301.6	301.3	302.2	303.7	305.3	n.a.
EBITDA	**$2,409**	**$2,479**	**$2,900**	**$3,135**	**$3,432**	**11.5%**
Margin	*38.3%*	*38.1%*	*40.7%*	*40.6%*	*41.3%*	
Capital Expenditures	$302	$342	$388	$277	$269	(7.7%)

Source: 2010 Operating Plan and 2009 Strategic Plan

Confidential

Alcon

Appendix

Strategic Plans Comparison

Key Brands Revenue and Operating Profit Comparison

	% Change from 2007 Strategic Plan		
	2008A	2009A	2010E[1]
Revenue by Key Brands			
Glaucoma	(5.3%)	5.8%	7.5%
Anti-Infectives	(11.0%)	(14.3%)	(18.2%)
Combinations	(13.2%)	(10.0%)	(9.4%)
Allergy Rx	(8.2%)	(6.7%)	(11.2%)
OTIC	3.2%	0.1%	(5.3%)
Consumer	7.6%	(1.4%)	(3.8%)
Cataract	0.1%	1.1%	0.4%
IOLs - Total	(0.7%)	(1.8%)	(3.7%)
Premium IOLs	(7.6%)	(14.8%)	(14.5%)
Vitreoretinal	0.2%	11.5%	14.3%
Subtotal	**(2.0%)**	**(0.2%)**	**(1.2%)**
Other Revenue	44.9%	(23.6%)	(20.9%)
Total Revenue	**0.5%**	**(2.3%)**	**(3.1%)**
Operating Profit	**4.2%**	**(3.9%)**	**(3.4%)**
Cumulative Operating Profit (08A - 10E)			**(1.3%)**

Note:
(1) 2010E as of 2010 Operating Plan
Source: Alcon 2007 Strategic Plan, Alcon Filings and Alcon 2010 Operating Plan

Greenhill

Appendix

Case Study

Novartis / Eon Labs

Alcon

Eon Labs.

In 2005, Novartis acquired the generics company Eon Labs through a privately negotiated transaction with the majority holder, concurrent with a tender offer for the minority public shares

Novartis offered the minority public holders a 9% premium to the price paid to the majority holder, and represented a 25% premium to the unaffected share price

The acquisition was in conjunction with the purchase of Eon's strategic partner, Hexal AG, as part of Novartis' strategy to further develop its global generic presence

Transaction Description

- In February 2005, Novartis acquired Eon Labs through two separate, but simultaneously announced transactions
  - Acquired a 67.7% stake (65.4% fully diluted) from Santo Holding (owned by Stungmann family) for cash consideration of $1.71 billion
    - Implies a price of $28.44 per share (13.9% premium to the unaffected price)[1]
  - Separately, Novartis commenced a tender offer to acquire the remaining 34.6% held by the public for $31.00 cash per share (25% premium to the unaffected price)[1]
- The deal was approved by Eon's board of directors and the special committee of independent directors
- The transaction was in conjunction the acquisition of Hexal AG, a German generics company with which Eon had a strategic partnership (also owned by Stungmann family)

Target Description

- Eon Labs is a generic pharmaceutical company that engages in the development, licensing, manufacture, sale, and distribution of a range of prescription pharmaceutical products primarily in the U.S.
- It focuses on drugs in various solid oral dosage forms, utilizing both immediate and sustained release delivery, in tablet, multiple layer tablet, film-coated tablet, and capsule forms
- The product line consists of approximately 200 products representing various dosage strengths for 60 drugs

Eon Labs Stock Price Performance (September 2004 – February 2005)


Price ($)
Volume (mm)
$34
$32
$30
$28
$26
$24
$22
$20
30
20
10
0
$31.00 Offer
Unaffected Price
9/23/04: Eon's CEO acknowledges vulnerable to takeover situation
12/27/07: Novartis signals interest in German generics acquisitions
2/7/05: Novartis rumored to bid for Hexal, Eon's strategic partner
2/21/08: Novartis announces acquisitions of Eon and Hexal
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Mar-05

(1) Based on unaffected date of 2/4/05

Source: Factiva, Mergermarket, Capital IQ, Company filings